UTStarcom Holdings Corp.
Level 6, 28 Hennessy Road,
Admiralty, Hong Kong

November 15, 2019

VIA EDGAR

Mr. Robert Shapiro, Senior Staff Accountant

Mr. Robert S. Littlepage, Accounting Branch Chief

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          UTStarcom Holdings Corp. (“the Company”)

Form 20-F for the year ended December 31, 2018

Filed April 17, 2019

File No. 001-35216

Dear Mr. Shapiro and Mr. Littlepage:

The Company has received your letters dated September 19, 2019 and October 10, 2019 from the Division of Corporation Finance, inquiring the significant increase of Accounts Receivable as reported in our annual report on Form 20-F for the year ended December 31, 2018.  Due to an administrative mix-up, we did not attend to your inquiry timely as we should.  The Company needs additional time to prepare the response and hereby requests an extension of the response deadline to December 2, 2019.

If you have any additional questions regarding the Form 20-F, please contact me at +852 3951 9757 or +86 571 8192 0121. Thank you.

Sincerely,

UTStarcom Holdings Corp.
By:	/s/ Eric Lam
Name: Eric Lam
Title: VP of Finance